February 25, 2016

VIA EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-7010

Re:     Actuant Corporation
Comment Letter dated February 5, 2016
Form 10-K for Fiscal Year Ended August 31, 2015 Filed October 28, 2015
Form 10-Q for Fiscal Quarter Ended November 30, 2015 Filed January 8, 2016
Form 8-K Filed October 1, 2015
File No. 1-33388

Dear Mr. O’Brien:

This letter is Actuant Corporation’s response to the Staff’s February 5, 2016 comment letter based on its review of our Form 10-K for the fiscal year ended August 31, 2015, Form 10-Q for fiscal quarter ended November 30, 2015 and Form 8-K filed on October 1, 2015. For your convenience, each of the Staff’s comments has been reprinted below in bold italics, followed by our responses.

Form 10-K for Fiscal Year August 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16 Segment Results, page 17

1.
Please expand your discussion and analysis of your results of operations to quantify the impact of changes in volumes and pricing to the changes in net sales and operating profit at the consolidated and segment levels. Please refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

Changes in pricing in the Industrial and Engineered Solutions segments were not a significant factor in the comparability of sales or operating profit for the periods presented and therefore no mention of pricing was included in our discussion and analysis of results of operations for these two segments. However, as disclosed in the Business Update section of MD&A, the Energy segment experienced pricing pressure in fiscal 2015 and in certain cases, granted pricing concessions in response to customer demands and competitive pressure brought about by excess capacity (due to lower Energy industry capital spending). Historically, pricing changes have not been significant for our Energy Maintenance and Integrity business. Due to the nature of our Other Energy businesses, we do not separately analyze the impact of pricing and volume, as sales typically involve contract by contract negotiated pricing and the lack of comparable deliverables (scope of service and products, timing, technical know-how, mix of product, on-shore, off-shore, geographic location, etc).

Changes in sales volumes are the primary driver of core sales (sales excluding the impact of acquisitions, divestitures and changes in foreign currency exchange rates) and operating profit at the consolidated and segment levels. In future filings, we will provide disclosure if we experience meaningful changes in customer pricing.

2.
Please quantify the impact of each factor impacting each segment’s operating margin for each period presented. Please also ensure that your discussion and analysis of your segment results provides investors with an understanding of each material factor impacting your segment results. For example, we note that you attribute the 280 basis points decline in the Industrial Segment’s operating margin for fiscal year 2015 compared to fiscal year 2014 to (a) lower production levels and (b) unfavorable mix without (1) quantifying the extent to which each contributed to the 280 basis points decline and (2) without providing an analysis of the reasons underlying these effects to allow an investor to see the business through the eyes of management. Please refer to Item 303(a)(3)(i) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4 of the Financial Reporting Codification for guidance.

In future filings, we will enhance our discussion and analysis by providing additional quantitative disclosures contemplated by Item 303(a)(3)(i) of Regulations S-K and Sections 501.12.b.3 and 501.12.b.4 of the Financial Reporting Codification. To illustrate, the following is the enhanced Industrial Segment disclosures comparing fiscal 2015 to fiscal 2014, with additions underscored and deletions crossed out:

Industrial Segment: Fiscal 2015 compared to Fiscal 2014
Fiscal 2015 Industrial segment net sales decreased by $12 million (3%) to $402 million. Excluding $29 million of additional sales from the recent Hayes acquisition and the $21 million unfavorable impact of changes in foreign currency exchange rates, fiscal 2015 core sales declined 3%. Sales volumes declined due to reduced general industrial activity, unfavorable market conditions in several served markets (including oil & gas and mining), as well as recent distributor inventory destocking. ~~Lower production levels and unfavorable mix resulted in lower operating profit margins in fiscal 2015.~~

Operating profit margin was 26.3% in fiscal 2015 compared to 29.1% in the prior year. Unfavorable acquisition mix, due to a full year of sales from the Hayes acquisition in fiscal 2014 (which generates lower profit margins than the segment in aggregate) and reduced absorption of fixed manufacturing and selling, administrative and engineering expenses (due to lower production and sales levels) equally contributed to the 280 basis point reduction in operating profit margins.

Critical Accounting Policies, page 22 Goodwill and Long-Lived Assets, page 22

3.
We note the last sentence that you included for the annual impairment review, estimates and sensitivity section that includes general factors that could “impact the assumptions used in the valuations and ultimately result in future impairment charges.” Please expand your disclosures to provide the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used to estimate the fair value of each reporting unit and result in the recognition of a material impairment charge. Please refer to Item 303(a)(3) of Regulation S-K, Sections 216, 501.02, 501.12.b.3 and 501.14 of the Financial Reporting Codification, and SAB 5:P.4 for guidance.

In future filings, we will expand our disclosures to provide specific facts and circumstance that could reasonably occur and result in a change in the assumptions used to estimate the fair value of each reporting unit and result in the recognition of a material impairment charge. As an example, the following is our disclosure regarding the fiscal 2015 year-end impairment test, with additions underscored and deletions crossed out:

Fiscal 2015 Year-End Impairment Test:  Our fourth quarter fiscal 2015 impairment review resulted in three reporting units (Viking, Cortland and maximatecc) having an estimated fair value that exceeded the carrying value (expressed as a percentage of the carrying value) by less than 30%.

Cortland and Viking Reporting Units:  While we believe that our Energy businesses will continue to generate positive cash flows and earnings, the financial projections utilized in the year-end impairment review considered historical results and the current challenging conditions in the global oil & gas markets. The estimated fair value of the Cortland and Viking reporting units exceeded the carrying value by 15% and 26%, respectively. Estimated future cash flows from the Cortland business assume low single digit sales growth in fiscal 2016 (after a greater than 20% sales decline in fiscal 2015) and slightly improved profitability, the result of previously completed restructuring actions and material cost reductions. Recent decisions by asset owners in the North Sea to reduce oil drilling activity have~~s~~ resulted in reduced near term sales expectations for Viking. However, estimated future cash flows from Viking are expected to improve compared to fiscal 2015, due to the benefit of reduced headcount, facility consolidations and lower Viking capital expenditures and working capital requirements. The assumptions that have the most significant impact on the estimated fair value of the reporting units are the discount rate (10.9% at August 31, 2015)

and the sales growth rate (including 3.5% in the terminal year). Changes in market conditions, primarily the oil & gas industry's reduced capital spending on drilling and exploration activities, as well as competitor pricing (given the excess capacity due to reduced customer spending) and further declines in oil and gas prices, could reasonably change in the future and result in different valuation assumptions. The financial results of these reporting units are also dependent on a) the realization of savings from restructuring actions to consolidate facilities and reduce fixed overhead, b) the level of mooring rental asset utilization and c) our ability to retain or win new business in a market that currently has excess capacity. Lastly, an increase in the discount rate in future periods could have an adverse impact on the estimated fair value of the reporting units. The carrying value of the Cortland reporting unit was $139 million (including $76 million of goodwill), while the Viking reporting unit had a carrying value of $113 million (including $38 million of goodwill).

maximatecc Reporting Unit:  The maximatecc business, including the legacy North American business and the recent ~~acquisitions of~~ CrossControl (Europe) and Turotest (South America) acquisitions, manufactures severe-duty electronic instrumentation including displays and clusters, machine controls and sensors. To mitigate sales headwinds from mining and agriculture customers (due to low ~~current~~ commodity prices), reduced general industrial activity and longer sales cycles on recent OEM new product introductions we have taken actions in the business to improve profitability including the outsourcing of certain manufacturing operations and a renewed focus on sales growth opportunities. As a result of these actions, we expect maximatecc to generate single digit sales growth in fiscal 2016 and slightly improved margins as we realize the benefits of completed restructuring actions. Key financial assumptions impacting the estimated fair value include a 10.3% discount rate and a 3% terminal year growth rate.  Sales and profits of the maximatecc business are subject to OEM production levels that may change in response to end market conditions in the industrial, off-highway equipment, agriculture, mining and forestry markets. Specific market factors include the adoption rate of human to machine interface (“HMI”) technology as “options” on off-highway equipment, the level of new and used inventory at dealers and in the field, commodity pricing which impacts end-user demand and the timing and pace to full production volumes for recent new OEM platform wins. The financial results of this reporting unit are dependent on the realization of savings from restructuring actions and our ability to generate additional sales by leveraging new products and engineering capabilities from recent acquisitions. Lastly, an increase in the discount rate in future periods could have an adverse impact on the estimated fair value of this reporting unit. The fair value of the maximatecc reporting unit exceeded its $104 million carrying value (including $64 million of goodwill) by 28% at August 31, 2015.

The assumptions that have the most significant impact on the determination of the fair value of the reporting units are the discount rate and sales growth rates. A 100 basis point increase in the discount rate results in a decrease to the estimated fair values by approximately 11-13%, while a reduction in the terminal year sales growth rate assumption by 100 basis points would decrease the estimated fair values by approximately 7-9%.

A considerable amount of management judgment and assumptions are required in performing the impairment tests, principally in determining the fair value of each reporting unit and the indefinite lived intangible assets. While we believe our judgments and assumptions are reasonable, different assumptions could change the estimated fair values and, therefore, impairment charges could be required. Weakening industry or economic trends, disruptions to our business, loss of significant customers, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in the use of the assets or in entity structure and divestitures may adversely impact the assumptions used in the valuations and ultimately result in future impairment charges.

Note 10. Income Taxes, page 43

4.
We note that the net effects of foreign rate differential and credits line item of the effective tax rate reconciliation significantly increased to a reduction of 58.4% for fiscal year 2015 as compared to a reduction of 10.5% and 8.8% for fiscal years 2014 and 2013, respectively. Please expand footnote (1) to the table to (i) quantify the significant foreign tax credits generated, (ii) clarify whether these foreign tax credits resulted in the recognition of a deferred tax asset and, if so, quantify the amount, and (iii) disclose the facts and circumstances that generated the foreign tax credits. Please also disclose the percentage of pre-tax earnings generated in foreign jurisdictions with tax rates lower than the U.S. federal income tax rate forage for all periods presented.

The net effects of foreign rate differential and credits line item in the effective tax rate reconciliation table increased to a reduction of 58.4% in fiscal 2015, primarily as a result of the $84 million impairment charge (with a modest $2 million income tax benefit), which reduced pre-tax earnings, thereby significantly increasing the rate benefit on a percentage basis, of other items in the effective tax rate reconciliation. Excluding the impairment charge, the net effects of foreign rate differential and credits line would have been 20.7%, which is higher than the prior years due to approximately $10 million of non-recurring foreign tax credits generated in fiscal 2015 as a result of a non-recurring non-permanent loan from a foreign subsidiary, which was used to offset current income tax liabilities (and therefore did not result in the recognition of a deferred tax asset). In future filings, we will revise the footnotes to the effective tax rate reconciliation. As an example, the following is our enhanced disclosure regarding the fiscal 2015 effective tax rate, with additions underscored and deletions crossed out:

The “net effects of foreign rate differential and credits” line item increased compared to prior years primarily as a result of the impairment charge (which reduced pre-tax earnings, thereby significantly increasing the rate benefit of other items on a percentage basis). The Company’s global operations, acquisition activity and specific tax attributes provide opportunities for continuous global tax planning initiatives to generate tax credits and deductions. During fiscal 2015, the Company generated approximately $10 million of foreign tax credits, the result of a non-recurring non-permanent loan from a foreign subsidiary, (which were utilized to reduce current year tax obligations) and had a higher proportion of non-U.S. earnings relative to prior years. ~~During fiscal 2015, the Company generated significant foreign tax credits and a~~Approximately 68%, 51% and 57% of pre-tax earnings (excluding the impairment charge) were generated in foreign jurisdictions with tax rates lower than the U.S. federal income tax rate during fiscal 2015, 2014 and 2013, respectively.

Note 13. Business Segment, Geographic and Customer Information, page 47

5.
We note your presentation of net sales by reportable product line does not separately present any of the product lines discussed in the Business section of your Form 10-K, in your earnings press releases, or in your analyst conference call transcripts for the Industrial and Energy reportable segments. It appears that the product lines within the Industrial reportable segment are industrial tools, integrated solutions, and precision; and within the Energy reportable segment are the disparate products, services and rental revenues underlying the Hydratight, Cortland, and Viking businesses. Please provide the expanded disclosures required by ASC 280-10-50-40 for your product lines within these two reportable segments.

We have reviewed our product line reporting as a result of the Staff’s comments and will make changes for all future periods. There are two reportable product lines in the Industrial segment (Industrial Tools and Integrated Solutions). We have disclosed the impact of Precision Hayes sales in our MD&A, press release and analyst calls because it was an acquisition completed in fiscal 2014, and therefore impacted the comparability of financial data between fiscal 2015 and 2014 (but do not view it as a separate product line). Within the Energy segment there are two reportable product lines consisting of Energy Maintenance and Integrity (Hydratight) and Other Energy Solutions (Cortland and Viking). Both of these product lines provide products, services and rental assets to customers in the global energy markets, and therefore are not as disparate as the Staff has suggested. There are also two reportable product lines in the Engineered Solutions segment including On-Highway Vehicles (formerly “Vehicle Systems”) and Agriculture, Off-Highway and Other (formerly “Other”).

In future filings we will revise our disclosures related to net sales by reportable product line. The following is an example of the disclosure, for fiscal 2015, to be included in future filings:

Year Ended August 31,
Net Sales by Reportable Product Line:	2015
Industrial Segment:
Industrial Tools	$357,026
Integrated Solutions	45,438
402,464
Energy Segment:
Energy Maintenance and Integrity	246,357
Other Energy Solutions	165,518
411,875
Engineered Solutions Segment:
On-Highway Vehicles	208,535
Agriculture, Off-Highway and Other	226,380
434,915
$1,249,254

Form 10-Q for Fiscal Quarter Ended November 30, 2015
Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20 Results of Operations, page 20

6.
Please quantify the impact each of the three factors listed had on the effective tax rate for the first quarter of fiscal year 2016. Please also provide a description of the tax minimization planning benefits along with a discussion as to whether the plans will continue to benefit your income tax expense in the future. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

In future filings we will expand our disclosures to quantify the factors impacting income tax expense and the effective tax rate. As an example, the following is our enhanced disclosure regarding the first quarter fiscal 2016 effective tax rate, with additions underscored and deletions crossed out:

Income tax expense for the three months ended November 30, 2015 was $5.6 million lower than the comparable prior year period primarily due to a $14.8 million reduction in pretax earnings. The effective income tax rate for the first quarter of fiscal 2016 was 12.4% compared to 24.0% in the prior year period. ~~Income tax expense for the three months ended November 30, 2015 was lower than the comparable prior year period primarily due to lower earnings, favorable mix of taxable earnings (a greater proportion of earnings from lower tax rate jurisdictions) and the benefits of tax minimization planning~~.  Approximately one half of the reduction in the effective tax rate is the result of tax benefits from global tax planning initiatives, including the deductibility of foreign currency losses for tax purposes (the benefits of which are expected to continue throughout fiscal 2016), while the majority of the remaining reduction is attributable to a favorable mix of taxable earnings (increased proportion of taxable earnings generated in foreign jurisdictions with tax rates lower than the U.S.).

Form 8-K Filed October 1, 2015

7.
Footnote (2) states that Actuant has presented EBITDA because it regularly reviews this as a measure of the Company’s ability to incur and service debt. However, it does not appear that you have presented this measure in your reconciliations of GAAP Measure to Non-GAAP Measures tabular presentation. As such, please present and reconcile this measure. In addition, based on your disclosure, it is unclear if EBITDA is presented as a liquidity measure or as a material covenant to your debt agreements. To the extent that you are presenting EBITDA as a liquidity measure, please reconcile it to your operating cash flows. If it is a material covenant, please address the guidance in Question 102.09 of the Non-GAAP Measures Compliance & Disclosure Interpretations.

EBITDA is not a material covenant, however it is a component of one of the financial covenants included in the Company’s Senior Credit Facility (as disclosed on page 38, Note 5. “Debt” in our Annual Report on Form 10-K and in our quarterly reports on Form 10-Q).

The Company included a reconciliation of EBITDA (Non-GAAP measure) to net earnings (GAAP measure) in its Form 8-K and a related discussion of the reason for the Non-GAAP measure in the related footnotes to the reconciliation. The Company discloses EBTIDA in its earnings releases because this Non-GAAP measure is used by management and many of our investors and lenders as a performance measure. Unfortunately, our original disclosure in footnote (2) to the EBITDA reconciliation did not make this as clear as it could have been. In future filings, we will clarify that the disclosure of EBITDA is a performance measure and not primarily a liquidity measure.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings,

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your feedback and continuously strive to improve our financial reporting. Should you have any questions on our response, please contact me directly.

Very truly yours,

/s/ Andrew G. Lampereur

Andrew G. Lampereur
Executive Vice President and Chief Financial Officer